UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Changes in Company’s Certifying Accountant

On November 17, 2025, the audit committee (the “Audit Committee”) of the board of the directors of EPWK Holdings Ltd., a Cayman Islands company (the “Company”), approved the change of the Company’s independent registered public accounting firm from WWC, Professional Corporation (“WWC”) to Assentsure PAC (“Assentsure”). The engagement with WWC ended as of November 7, 2025, and the engagement of Assentsure became effective as of November 17, 2025. The change was approved by the Audit Committee. The Company’s decision of the change of the Company’s independent registered public accounting firm was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The principal accountant’s report of WWC on the financial statements of the Company as of and for the fiscal years ended June 30, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that audit reports included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern. WWC was engaged since September 7, 2021.

During the fiscal years ended June 30, 2024 and 2023 and the subsequent interim period through November 7, 2025, date of termination of the engagement, (i) there were no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (ii) there were no “reportable events” of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the audit of the Company’s financial statements as of and for the year ended June 30, 2024 and 2023, WWC identified certain material weaknesses in the Company’s internal controls which were: (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. These material weaknesses are described in the Company’s Registration Statement on Form F-1 (Registration No. 333-290300), which was initially filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2025 and declared effective by the SEC on September 30, 2025. The Company is in the process of implementing a number of measures to address these material weaknesses identified.

During the two most recent fiscal years and the subsequent interim period through November 17, 2025, neither the Company nor anyone on its behalf consulted with Assentsure regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and its related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

We furnished a copy of the disclosures in this report to WWC and requested that WWC furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been furnished as an exhibit to this report as Exhibit 16.1.

Exhibits.

Exhibit No.	Description
16.1	Letter of WWC, Professional Corporation dated November 17, 2025, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPWK Holdings Ltd.

Date: November 17, 2025	By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

3